No. 812-14408

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to the APPLICATION FOR AN ORDER UNDER SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-1 to supersede a prior order

CORPORATE CAPITAL TRUST, INC., CORPORATE CAPITAL TRUST II, CNL FUND ADVISORS COMPANY AND CNL FUND ADVISORS COMPANY II, llc

450 S. Orange Avenue

Orlando, Florida 32801

(866) 745-3797

KOHLBERG KRAVIS ROBERTS & CO. L.P., KKR Credit ADVISORS (US) LLC, KKR ASSET MANAGEMENT LTD., KKR CS ADVISORS I LLC, KKR FI ADVISORS LLC, KKR FI ADVISORS IV LLC, KKR FI ADVISORS CAYMAN LTD., KKR FINANCIAL ADVISORS LLC, KKR FINANCIAL ADVISORS II LLC, KKR MEZZANINE I ADVISORS LLC, KAM Advisors llc, KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CORPORATE LENDING LLC, kkr Corporate lending (cayman) Limited, KKR CORPORATE LENDING (UK) LLC, merchcap solutions llc, mcs capital markets llc, KKR DEBT INVESTORS II (2006) IRELAND LP, KKR DI 2006 LP, KKR CS III LIMITED, KKR ASSOCIATES CS III L.P., 8 CAPITAL PARTNERS L.P., KKR FINANCIAL CLO 2005-1, LTD., KKR FINANCIAL CLO 2005-2, LTD., KKR FINANCIAL CLO 2006-1, LTD., KKR FINANCIAL CLO 2007-1, LTD., KKR FINANCIAL CLO 2007-A, LTD., KKR FINANCIAL CLO 2009-1, LTD., KKR Financial CLO 2011-1, LTD., KKR Financial CLO 2012-1, LTD., KKR Financial CLO 2013-1, LTD., KKR Financial CLO 2013-2, LTD., KKR Financial CLO Holdings LLC, KKR CLO 9 LTD., KKR CLO 10 LTD., KKR FINANCIAL HOLDINGS, INC., KKR FINANCIAL HOLDINGS, LTD., KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS IV, LLC, KKR CORPORATE CREDIT PARTNERS L.P., KKR MEZZANINE GP LLC, KKR ASSOCIATES MEZZANINE I L.P., KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR TRS HOLDINGS, LTD., KKR CS II LIMITED, KKR ASSOCIATES CS II L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR CS I LIMITED, KKR ASSOCIATES CS I L.P., kkr credit advisors (ireland), kkr credit advisors (UK) llp, KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CO-INVESTMENTS L.P., KKR Lending Partners L.P., KKR Lending Partners II L.P., KKR Lending Partners Europe L.P., KKR Lending Partners Funding LLC, KKR Lending Partners Funding II LLC, KKR Lending Partners Funding III LLC, KKR LP II Funding US LLC, KKR-VRS Credit Partners L.P., KKR Special Situations (Domestic) Fund L.P., KKR Special Situations (Offshore) Fund L.P., KKR Special Situations (Domestic) Fund II L.P., KKR Special Situations (Offshore) Fund II L.P., KKR Special Situations (EEA) Fund II L.P., KKR Strategic Capital Institutional Fund LTD., KKR Strategic Capital Overseas Fund Ltd., KKR-CDP Partners L.P., KKR-PBPR Capital Partners L.P., KKR Credit Select (Domestic) Fund L.P., KKR Credit Select Funding LLC and kkr income opportunities Fund

555 California Street, 50th Floor

San Francisco, CA 94104

(415) 315-3260

All Communications, Notices and Orders to:

Nicole Macarchuk, Esq. General Counsel KKR Credit Advisors (US) LLC 555 California Street, 50th Floor San Francisco, CA 94104 Telephone: (415) 315-3260	Kirk Montgomery, Esq. General Counsel CNL Fund Advisors Company CNL Fund Advisors Company II, LLC 450 S. Orange Avenue Orlando, FL 32801 Telephone: (866) 745-3797

Copies to:

Richard Horowitz, Esq. Kenneth E. Young, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3525 (212) 698-3854

May 29, 2015

I.             Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	Corporate Capital Trust, Inc. (“CCT I”), a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the 1940 Act;[2]

•	Corporate Capital Trust II (“CCT II”), a BDC;

•	KKR Income Opportunities Fund (“KIO”), a closed-end management investment company (together with CCT I and CCT II, the “Existing Regulated Entities”);

•	CNL Fund Advisors Company (“CFA”), the investment adviser to CCT I;

•	CNL Fund Advisors Company II, LLC (“CFA II”), the investment adviser to CCT II;

•	KKR Credit Advisors (US) LLC (f/k/a/ KKR Asset Management LLC) (“KKR Credit”), the investment adviser to KIO and the sub-adviser to CCT I and CCT II;

•	The investment advisory subsidiaries of KKR Credit and Kohlberg Kravis Roberts & Co. L.P. (“KKR & Co.”) set forth on Schedule A hereto (collectively, with KKR Credit and KKR & Co., the “KKR Advisers”);

•	KKR Capital Markets Holdings L.P. and its capital markets subsidiaries set forth on Schedule A hereto (collectively, the “KCM Companies”). The KCM Companies are indirect, wholly- or majority-owned subsidiaries of KKR & Co. L.P. (“KKR”) and, from time to time, may hold various financial assets in a principal capacity (in such capacity, “Existing KKR Proprietary Accounts”); and

•	Investment funds and other vehicles affiliated with KKR set forth on Schedule A hereto, each of which, other than KKR Financial Holdings LLC (“KFN”),[3] is an entity whose investment adviser is a KKR Adviser and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (including the Existing KKR Proprietary Accounts) (collectively, the “Existing Affiliated Investors” and, together with the Existing Regulated Entities, CFA, CFA II, KKR Advisers and KCM Companies, the “Applicants”).

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[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]	KFN, a subsidiary of KKR, is a specialty finance company that is externally advised by KKR Financial Advisors LLC. KFN was acquired by KKR on April 30, 2014. KFN is a holding company that engages in its specialty finance business through various wholly-owned subsidiaries that rely on one or more exemptions or exceptions from the definition of an investment company. Thus, KFN itself does not come within the definition of an investment company in Section 3(a)(1) of the 1940 Act. We do not believe that allowing CCT I to co-invest with KFN raises any additional legal or policy issues because KFN is a client of KKR Financial Advisors LLC in the same way that Existing Affiliated Investors which rely on Section 3(c)(1) or 3(c)(7) for their 1940 Act exemption are clients of a KKR Adviser. As a result of the acquisition by KKR, we consider KFN an Affiliated Investor (defined below) for purposes of follow-on investments made in reliance on the Order that relate to investments made by KFN prior to KKR’s acquisition of KFN, and a “Proprietary Account” for investments made after KKR’s acquisition.

The Order would supersede an exemptive order issued by the Commission on May 21, 2013 (the “Prior Order”)4 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

The relief requested in this application for the Order (the “Application”) would allow any Existing Regulated Entity or any Future Regulated Entity5 (each, a “Regulated Entity” and collectively, “Regulated Entities”), one or more other Regulated Entities and/or one or more Affiliated Investors6 to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”).

[4]	In the Matter of Corporate Capital Trust, Inc., et. al., Investment Company Act Release Nos. 30494 (April 25, 2013) and 30526 (May 21, 2013) (order).

[5]	“Future Regulated Entity” means any BDC or any closed-end management investment company formed in the future that is either (a) advised by CFA, CFA II or a Future CFA Adviser and sub-advised by KKR Credit or an investment adviser that is controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with KKR Credit or (b) advised solely by KKR Credit or an investment adviser that is controlling, controlled by, or under common control (as the term “control” is defined in Section2(a)(9) of the 1940 Act) with KKR Credit. “Future CFA Adviser” means any adviser that may exist in the future that is controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with, CFA and CFA II.

[6]	“Affiliated Investor” means (a) any Existing Affiliated Investor; (b) any Future KKR Proprietary Account; or (c) any Future Affiliated Fund. “Future KKR Proprietary Account” means an indirect, wholly- or majority- owned subsidiary of KKR that is formed in the future and, from time to time, may hold various financial assets in a principal capacity. “Future Affiliated Fund” means an entity (a) whose investment adviser is a KKR Adviser; and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which a Regulated Entity (or a Blocker Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order or the Prior Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or a Blocker Subsidiary, as defined below) seeks to participate together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order. The term “Adviser” means (a) CFA; (b) CFA II; (c) KKR Credit; and (d) any Future Adviser.7

Any of the Regulated Entities may, from time to time, form a special purpose subsidiary (a “Blocker Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Entity; (b) that is wholly-owned by the Regulated Entity (with the Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Regulated Entity’s Board8 has the sole authority to make all determinations with respect to the Blocker Subsidiary’s participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A Blocker Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and rule 17d-1. Applicants request that a Blocker Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Blocker Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Blocker Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Blocker Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the conditions with regard to a Blocker Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Blocker Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Blocker Subsidiaries, the Regulated Entity’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Blocker Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.9

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

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[7]	“Future Adviser” means (a) a Future CFA Adviser or (b) any investment adviser that may exist in the future that is controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with KKR Credit.

[8]	The term “Board” refers to the board of directors or trustees of any Regulated Entity.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.           GENERAL DESCRIPTION OF APPLICANTS

A.	CCT I

CCT I was organized under the General Corporation Law of the State of Maryland on June 9, 2010 for the purpose of operating as an externally-managed, non-diversified BDC. CCT I’s investment objective is to provide shareholders with current income and, to a lesser extent, long-term capital appreciation. A substantial portion of CCT I’s portfolio consists of senior and subordinated debt, and may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. CCT I may also separately purchase common or preferred equity interests in transactions. CCT I’s portfolio includes fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments. In addition, CCT I has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. CCT I’s principal place of business is 450 S. Orange Avenue, Orlando, Florida 32801.

B.	CCT II

CCT II was organized as a statutory trust under the laws of the State of Delaware on August 12, 2014. CCT II will operate as an externally-managed, non-diversified BDC, and has not yet commenced operations. CCT II’s investment objective will be to provide shareholders with current income and, to a lesser extent, long-term capital appreciation. A substantial portion of CCT II’s portfolio will consist of senior and subordinated debt, and may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. CCT II may also separately purchase common or preferred equity interests in transactions. CCT II’s portfolio will include fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments. In addition, CCT II will make an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. CCT II’s principal place of business will be 450 S. Orange Avenue, Orlando, Florida 32801.

CCT I and CCT II will have the same five member Board, of which three members are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).10

C.	KIO

KIO was organized as a statutory trust under the laws of the State of Delaware on March 17, 2011. KIO is a non-diversified, closed-end management investment company registered under the 1940 Act whose primary investment objective is to seek a high level of current income with a secondary objective of capital appreciation. KIO seeks to achieve its investment objectives by employing a dynamic strategy of investing in a targeted portfolio of loans and fixed-income instruments of U.S. and non-U.S. issuers and implementing hedging strategies in order to seek to achieve attractive risk-adjusted returns. KIO’s principal place of business is 555 California Street, 50th Floor, San Francisco, CA 94104.

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[10]	The term “Independent Directors” refers to the independent directors or trustees of any Regulated Entity.

KIO has a four member Board, of which three members are Independent Directors.

With respect to any Regulated Entity, no Independent Director will have a financial interest in any Co-Investment Transaction.

D.	CFA

CFA, a subsidiary of CNL Financial Group, LLC (“CNL”), serves as CCT I’s investment adviser. CFA is a Florida corporation that has been continuously registered as an investment adviser since 1991. Historically, CFA has advised high-net-worth individuals, pension and profit sharing plans, pooled investment vehicles, government entities and charitable organizations. CFA is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). CNL is a leading private investment management firm providing global real estate and alternative investment opportunities.

E.	CFA II

CFA II, a subsidiary of CNL Financial Group, LLC (“CNL”), will serve as CCT II’s investment adviser. CFA II was established as a Delaware limited liability company on November 13, 2014. CFA II is registered as an investment adviser with the Commission under the Advisers Act. Subject to the approval of CCT II’s Board, CFA II will enter into an investment advisory agreement with CCT II to provide investment advisory and administrative services, and to be responsible for the overall management of CCT II’s activities.

F.	KKR Entities

KKR is a leading global investment firm with a 39-year history of leadership, innovation and investment excellence. Founded in 1976, KKR is a global firm with offices around the world. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies. Since its inception, KKR has completed more than 250 private equity transactions with a total transaction value in excess of $505 billion. As of March 31, 2015, it had $99.1 billion in assets under management.

Structured as a holding company, KKR conducts its business through various subsidiaries, which include investment advisers and broker-dealers that are registered or licensed by regulatory authorities in the jurisdictions in which they operate. These business activities include managing and advising a number of investment funds, structured finance vehicles, co-investment vehicles, finance companies, managed accounts and other entities and providing a broad range of capital markets services. KKR also holds various financial assets in a principal capacity.

KKR Credit, a subsidiary of KKR, serves as CCT I’s sub-adviser and will serve as CCT II’s sub-adviser. KKR Credit is a Delaware limited liability company that has been continuously registered as an investment adviser with the Commission since 2008.

For management reporting purposes, KKR organizes its business into three business segments: Private Markets, Public Markets, and Capital Markets and Principal Activities.

1.           Private Markets

Through its Private Markets segment, KKR manages and sponsors a group of private equity funds and co-investment vehicles that invest capital for long-term appreciation, either through controlling ownership of a company or strategic minority positions. KKR also manages and sources investments in infrastructure, natural resources and real estate.

The Affiliated Investors that are currently managed within the Private Markets segment are included under the heading Existing Affiliated Investors in Schedule A hereto. Each of these Affiliated Investors is a separate and distinct legal entity and none is required to register as an investment company under the 1940 Act. KKR & Co. serves as the investment adviser to these Affiliated Investors and, in some instances, these Affiliated Investors are sub-advised by other KKR Advisers affiliated with KKR & Co. Each adviser to an Affiliated Investor will be registered with the Commission as an investment adviser. KKR & Co. has been registered with the Commission under the Advisers Act since 2008.

2.           Public Markets

Through the Public Markets segment, KKR manages KFN, a specialty finance company, as well as a number of investment funds, structured finance vehicles and separately managed accounts that invest capital in (i) leveraged credit strategies, such as leveraged loans and high yield bonds, (ii) liquid long/short equity strategies (iii) alternative credit strategies such as mezzanine investments, special situations investments and direct senior lending.

The Affiliated Investors that are currently managed within the Public Markets segment are included under the heading Existing Affiliated Investors in Schedule A hereto. Each of these Affiliated Investors is a separate and distinct legal entity and none is required to register as an investment company under the 1940 Act. These entities are advised by KKR Credit and other KKR Advisers affiliated with KKR Credit, which also advise separate accounts that are maintained with third party custodians and managed pursuant to investment advisory agreements with clients. Each adviser to an Affiliated Investor will be registered with the Commission as an investment adviser.

3.           Capital Markets and Principal Activities

Through its Capital Markets and Principal Activities segment, KKR conducts a broad range of capital markets activities, including acting as an underwriter, placement agent, or other form of arranger or provider of debt and equity financing and carrying out other types of capital markets services and broker-dealer activities. These activities are conducted through the KCM Companies, each of which is an indirect, wholly- or majority-owned subsidiary of KKR. The KCM Companies include entities registered or authorized as broker-dealers or their foreign equivalents in various countries in North America, Europe, Asia and Australia. In the United States, KKR conducts its broker-dealer activities through KKR Capital Markets LLC, which has been registered with the Commission as a broker-dealer since 2007 and is a member of the Financial Industry Regulatory Authority (FINRA). In addition to providing its capital markets and/or broker-dealer activities, a KCM Company may, from time to time, hold various financial assets in a principal capacity.

III.          RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Investors

1.           Mechanics of the Co-Investment Program

As previously described, CFA serves as CCT I’s investment adviser and administrator, and subject to the approval of CCT II’s Board, CFA II will serve as CCT II’s investment adviser and administrator. Each of CFA and CFA II, consistent with its fiduciary duties, is responsible for the overall management of CCT I’s and CCT II’s activities, respectively. CFA, CFA II or a Future Adviser will serve as the investment adviser and administrator to any Future Regulated Entities (other than KIO and any other Regulated Entity solely advised by a KKR Adviser). KKR Credit serves as KIO’s investment adviser and as CCT I’s and CCT II’s sub-adviser and is responsible for the day-to-day management of CCT I’s, CCT II’s and KIO’s investment portfolios, as well as the overall management of KIO, consistent with its fiduciary duties. KKR Credit or an investment adviser controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with KKR Credit will serve as either adviser or sub-adviser to any Future Regulated Entity.

CFA, CFA II or a Future CFA Adviser will provide investment advisory services under an investment advisory agreement with a Regulated Entity advised by CFA, CFA II or a Future CFA Adviser and CFA, CFA II or a Future CFA Adviser will provide additional administrative services under an administrative services agreement with such Regulated Entity. KKR Credit provides its investment advisory services to CCT I under an investment sub-advisory agreement between CFA and KKR Credit, will provide its investment advisory services to CCT II under an investment sub-advisory agreement between CFA II and KKR Credit (as amended from time to time, each a “Sub-Advisory Agreement”), and provides investment advisory services to KIO under an investment advisory agreement with KIO. Importantly, the relationship between CFA and KKR Credit is (and the relationship between CFA II and CCT II is expected to be) arm’s length, and KKR Credit may withdraw on 120 days’ written notice.11

Although KKR Credit will identify and recommend investments for such Regulated Entity, prior to any investment by such Regulated Entity, the applicable Sub-Advisory Agreement requires KKR Credit to present each proposed investment to CFA and/or CFA II, as applicable, which has the authority to approve or reject all investments proposed for such Regulated Entity by KKR Credit. Through this authority to approve or reject any investment proposed by KKR Credit, CFA and/or CFA II, as applicable, will have ultimate authority with respect to such Regulated Entity’s investments, subject in each case to the oversight of the Board.

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[11]	Each Sub-Advisory Agreement may also be terminated by the CCT I or CCT II, as applicable, through its Board or a vote of its shareholders in accordance with Section 15(a) of the 1940 Act.

It is anticipated that KKR Credit or another KKR Adviser will periodically determine that certain investments KKR Credit recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated Entities and/or one or more Affiliated Investors. Such a determination may result in a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors co-investing in certain investment opportunities.

Opportunities for Potential Co-Investment Transactions may arise when advisory personnel of KKR Credit or a KKR Adviser become aware of investment opportunities that may be appropriate for a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors. Following issuance of the requested Order, in such cases, the applicable Adviser(s) will be notified of such Potential Co-Investment Transactions, and such investment opportunities may result in Co-Investment Transactions. For each such investment opportunity, the applicable Adviser(s) will independently analyze and evaluate the investment opportunity as to its appropriateness for each Regulated Entity taking into consideration the Regulated Entity’s Objectives and Strategies (as defined below). If the applicable Adviser(s) determine that the opportunity is appropriate for one or more Regulated Entities (and CFA, CFA II or KKR Credit, as applicable, approves the investment for each Regulated Entity for which it serves as investment adviser), and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the applicable Adviser(s) will present the investment opportunity to the directors/trustees of a Regulated Entity eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”)12 prior to the actual investment by the Regulated Entity. As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors of such Regulated Entity (“Required Majority”).

KKR Credit has an investment committee through which KKR Credit will carry out its obligation under condition 1 to make a determination as to the appropriateness of the Potential Co-Investment Transaction for any Regulated Entity. In the case of a Potential Co-Investment Transaction, KKR Credit would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a). We note that KKR Credit, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures. KKR Credit’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each KKR Credit client may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each KKR Credit client would participate in investment opportunities fairly and equitably. We note that each of CCT I and KIO has adopted (and CCT II will adopt) its own allocation policies and procedures, and each Regulated Entity will adopt its own allocation policies and procedures, which incorporate KKR Credit’s allocation policies and procedures. In the case of Regulated Entities other than KIO or any other Regulated Entity advised solely by KKR Credit, KKR Credit would then notify CFA and/or CFA II, as applicable, of the Potential Co-Investment Transaction and KKR Credit’s recommended allocation for each such Regulated Entity. CFA and/or CFA II, as applicable, would present the Potential Co-Investment Transaction and KKR Credit’s proposed allocation to CFA’s and/or CFA II’s investment committee for its approval. The CFA and/or CFA II investment committee would review KKR Credit’s recommendation for each such Regulated Entity and would have the ability to ask questions of KKR Credit and request additional information from KKR Credit. If the CFA and/or CFA II investment committee approved the investment for such Regulated Entity, the investment and all relevant allocation information would then be presented to such Regulated Entity’s Board for its approval in accordance with the conditions of this Application. We believe the investment process between KKR Credit and CFA and/or CFA II, prior to seeking approval from such Regulated Entity’s Board, is significant and provides for additional procedures and processes to ensure that each such Regulated Entity is being treated fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the conditions.

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[12]	In the case of a Regulated Entity that is a registered closed-end fund, the directors or trustees that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).

We acknowledge that some of the Affiliated Investors may not be funds advised by KKR Credit or an affiliate because they are KKR Proprietary Accounts13 (i.e., a KCM Company investing in a principal capacity). We do not believe these KKR Proprietary Accounts should raise issues under the conditions of this Application because KKR’s and KKR Credit’s allocation policies and procedures provide that investment opportunities are offered to client accounts before they are offered to KKR Proprietary Accounts. We do not believe that the participation of KKR Proprietary Accounts in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Investors that are clients. In accordance with KKR Credit’s allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, KKR Credit-advised funds, including a Regulated Entity, based on each client’s particular Objectives and Strategies and in accordance with the conditions. If the aggregate amount recommended by KKR Credit to be invested by KKR Credit-advised funds, including a Regulated Entity, in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, a KKR Proprietary Account would not participate in the investment opportunity. If the aggregate amount recommended by KKR Credit to be invested by KKR Credit-advised funds, including a Regulated Entity, in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a KKR Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity. We note that a KKR Proprietary Account broker/dealer would generally seek to privately place such an investment opportunity to one or more unaffiliated third-parties before investing in the investment opportunity in a principal capacity. KKR Credit and CFA have implemented (and CFA II will implement) a robust allocation process to ensure that each Regulated Entity is treated fairly in respect of the allocation of Potential Co-Investment Transactions. CFA, CFA II and each Regulated Entity’s Board will be provided with all relevant information regarding KKR Credit’s proposed allocations to such Regulated Entity and Affiliated Investors, including KKR Proprietary Accounts, as contemplated by the conditions hereof. With respect to Affiliated Investors that are relying on the Order for which a KKR Adviser serves as investment adviser, KKR Credit and each KKR Adviser are subject to the same robust allocation process. As a result, all Potential Co-Investment Transactions that are presented to a KKR Adviser would also be presented to KKR Credit which, as required by condition 1, would make an independent determination (with CFA and/or CFA II, in the case of Regulated Entities other than KIO) of the appropriateness of the investment for a Regulated Entity. Therefore, we believe these allocation policies and procedures will ensure the Applicants’ ability to comply with the conditions with respect to Affiliated Investors for which a KKR Adviser serves as investment adviser.

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[13]	“KKR Proprietary Accounts” means Existing KKR Proprietary Accounts and Future KKR Proprietary Account.

To allow for an independent review of co-investment activities, the Board of each Regulated Entity will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with such Regulated Entity’s then current Objectives and Strategies, but (2) were not made available to such Regulated Entity. This record will include an explanation of why such investment opportunities were not offered to the Regulated Entity. Presently, KKR Credit’s allocation procedures prohibit KIO (and would prohibit CCT II, once it is operational) from participating in Potential Co-Investment Transactions. If the relief sought by this Application is granted, KKR Credit will amend its allocation procedures to allow any Regulated Entity to invest in Potential Co-Investment Transactions in accordance with the conditions hereof. KKR Credit’s allocation process is capable of tracking all of the information required by condition 4, which will be presented to CFA and/or CFA II and the applicable Regulated Entity’s Board on a regular basis.

With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and each Regulated Entity in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) each Regulated Entity’s Board has approved that Regulated Entity’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Regulated Entity’s Eligible Directors. The Regulated Entity’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

Each Regulated Entity’s investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to any other Regulated Entity and any other Affiliated Investor.

2.           Reasons for Co-Investing

It is expected that co-investment in portfolio companies by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity. The Advisers and the Board of each Regulated Entity believe that it will be advantageous for a Regulated Entity to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors and that such investments would be consistent with the Regulated Entity’s Objectives and Strategies (as defined below).

The Co-Investment Program will be effected for a Regulated Entity only if it is approved by the Required Majority of such Regulated Entity on the basis that it would be advantageous for such Regulated Entity to have the additional capital from other Regulated Entities and/or the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies. A BDC or closed-end fund that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as Regulated Entities that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, such a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer. In such cases, the issuer is likely to reject an offer of funding from the Regulated Entity due to the Regulated Entity’s inability to commit the full amount of financing required.

In view of the foregoing, in cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable a Regulated Entity to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entity. Indeed, a Regulated Entity’s inability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Entity and, in turn, adversely affect the Regulated Entity’s shareholders. For example, a Regulated Entity may lose some investment opportunities if the Advisers cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Advisers due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which each Regulated Entity’s individual or aggregate investment limits require the Advisers to arrange a syndicated financing with unaffiliated entities, a Regulated Entity will likely be required to forego fewer suitable investment opportunities. With the assets of other Regulated Entities and the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entity.

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Regulated Entity and allow the Regulated Entity to be more selective in choosing its investments so that the Regulated Entity can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entity and its portfolio companies, all of which should create enhanced value for the Regulated Entity and its shareholders.

The Advisers and the Board of each Regulated Entity also believe that co-investment by a Regulated Entity, one or more other Regulated Entities and/or the Affiliated Investors will afford the Regulated Entity the ability to achieve greater diversification and, together with the other Regulated Entities and the Affiliated Investors, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Affiliated Investors co-invest.

B.	Applicable Law

1.           Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).14 Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In considering whether to grant an application under Rule 17d-1, the Commission will consider whether the participation by the BDC (or controlled company) in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

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[14]	See Section 57(i) of the 1940 Act.

2.           Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need For Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including the sub-adviser. Thus, KKR Credit and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because other KKR Advisers are “affiliated persons” of KKR Credit, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program. Finally, because KKR Proprietary Accounts are under common control with KKR Credit and, therefore, are “affiliated persons” of KKR Credit, KKR Proprietary Accounts could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Sections 17(d) and 57(i) and Rule 17d-1, to permit a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years including, in the case of the Prior Order, precedents involving a sub-adviser.15 Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

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[15]	See, e.g., Monroe Capital Corporation, et al. (File No. 812-14028), Release No. IC-31286 (October 15, 2014) (order), Release No. IC-31253 (September 19, 2014) (notice); Fifth Street Finance Corp., et al. (File No. 812-14132), Release No. IC-31247 (September 9, 2014) (order), Release No. IC-31212 (August 14, 2014) (notice); Solar Capital Ltd., et al. (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014); WhiteHorse Finance, Inc., et al. (File No. 812-14120), Release No. IC-31152 (July 8, 2014) (order), Release No. IC- 31080 (June 12, 2014) (notice); PennantPark Investment Corp., et al. (File No. 812-14134), Release No. IC-31015 (Apr. 15, 2014) (order), Release No. IC-30985 (Mar. 19, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909(Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Entity will also be an attractive investment opportunity for the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Regulated Entity or the Affiliated Investors as opportunities arise. For each Potential Co-Investment Transaction, a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by KKR Credit to be invested by the Regulated Entities and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the ratio of each Regulated Entity’s Available Capital16 for investment in the asset class being allocated and the Affiliated Investors’ Available Capital for investment in the asset class being allocated to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. Each Regulated Entity would have the ability to engage in follow-on investments in a fair manner consistent with the protections of the other conditions. Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including CFA, CFA II or KKR Credit. Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

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[16]	“Available Capital” means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, target investment sizes, the timing of capital inflows and outflows and anticipated contributions and subscriptions, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, target investment sizes, the timing of capital inflows and outflows and anticipated contributions and subscriptions, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.           Each time a KKR Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity’s then-current Objectives and Strategies,17 each Adviser to the Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.           a.          If each Adviser to a Regulated Entity deems participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser (or Advisers if there are more than one) will then determine an appropriate level of investment for such Regulated Entity.

              b.          If the aggregate amount recommended by the Adviser (or Advisers if there are more than one) to a Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors, pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser (or Advisers if there are more than one) to a Regulated Entity will provide the Eligible Directors of a Regulated Entity with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

              c.          After making the determinations required in conditions 1 and 2(a) above, the Adviser to the Regulated Entity (or Advisers if there are more than one) will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Directors for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities’ and the Affiliated Investors’ participation in the Potential Co-Investment Transaction, a Required Majority of the Eligible Directors concludes that:

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[17]	“Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), and the Regulated Entity’s reports to shareholders.

(i)           the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii)           the Potential Co-Investment Transaction is consistent with:

  (a)           the interests of the Regulated Entity’s shareholders; and

  (b)           the Regulated Entity’s then-current Objectives and Strategies;

(iii)          the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity is not on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that if another Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority of the Eligible Directors from reaching the conclusions required by this condition 2(c)(iii), if:

  (a)           the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

  (b)           the Adviser to the Regulated Entity (or Advisers if there are more than one) agrees to, and does, provide periodic reports to the Regulated Entity’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

  (c)           any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party’s investment; and

(iv)         the proposed investment by the Regulated Entity will not benefit the Adviser to the Regulated Entity (or Advisers if there are more than one), any other Regulated Entity or the Affiliated Investors or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.           A Regulated Entity will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.           The Adviser to the Regulated Entity (or Advisers if there are more than one) will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.           Except for follow-on investments made in accordance with condition 8,18 a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated Investor is an existing investor.

6.           A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Investor. The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.           a.           If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the applicable Adviser(s) will:

                            (i)            notify each Regulated Entity of the proposed disposition at the earliest practical time; and

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[18]	This exception applies only to follow-on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

                                                           (ii)           formulate a recommendation as to participation by the Regulated Entity in the disposition.

                                              b.        Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

                                              c.         A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity’s Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Regulated Entity’s Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser to the Regulated Entity (or Advisers if there are more than one) will provide their written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

                                              d.        Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the disposition.

8.             a.        If any Regulated Entity or Affiliated Investor desires to make a “follow-on investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the applicable Adviser(s) will:

                              (i)            notify the Regulated Entity of the proposed transaction at the earliest practical time; and

                                                           (ii)           formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Regulated Entity.

                                              b.          A Regulated Entity may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; (ii) the Regulated Entity’s Board has approved as being in the best interests of such Regulated Entity the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application); and (iii) the Regulated Entity’s Board is provided on a quarterly basis with a list of all follow-on investments made in accordance with this condition. In all other cases, the Adviser to the Regulated Entity (or Advisers if there are more than one) will provide their written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such follow-on investment solely to the extent that the Required Majority determines that it is in such Regulated Entity’s best interests.

                                             c.            If, with respect to any follow-on investment:

                (i)                the amount of a follow-on investment is not based on the Regulated Entities’ and the Affiliated Investors’ outstanding investments immediately preceding the follow-on investment; and

                (ii)               the aggregate amount recommended by the Adviser (or Advisers if there are more than one) to a Regulated Entity to be invested by the Regulated Entity in the follow-on investment, together with the amount proposed to be invested by the participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

                                             d.           The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9.           The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions.

10.          Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority of the Eligible Directors under Section 57(f).

11.          No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

12.          The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the applicable Adviser(s) under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities to be acquired or disposed of, as the case may be.

13.         Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable)19 received in connection with a Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participants based on the amount they invest in the Co-Investment Transaction. None of the other Regulated Entities, Affiliated Investors, the applicable Adviser(s) nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Regulated Entities’ and the Affiliated Investors’ investment advisory agreements).

14.         The KKR Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Entities and the other Affiliated Investors is less than the total investment opportunity.

15.         The applicable Adviser(s) and the advisers to the Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of KKR Credit and CFA and CFA II will be notified of all Potential Co-Investment Transactions that fall within such Regulated Entity’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

IV.         PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Nicole Macarchuk, Esq. General Counsel KKR Credit Advisors (US) LLC 555 California Street, 50th Floor San Francisco, CA 94104 Telephone: (415) 315-3260	Kirk Montgomery, Esq. General Counsel CNL Fund Advisors Company CNL Fund Advisors Company II, LLC 450 S. Orange Avenue Orlando, FL 32801 Telephone: (866) 745-3797

__________________________

[19]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq. Kenneth E. Young, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3525 (212) 698-3854

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by CCT II’s Board of Trustees pursuant to resolutions duly adopted by the Board by unanimous written consent on December 24, 2014 (attached hereto as Exhibit A).

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by KIO’s Board pursuant to resolutions duly adopted by the Board on December 18, 2014 (attached hereto as Exhibit B).

In accordance with Rule 0-2(c) under the 1940 Act, the individual executing the Application on behalf of CFA II, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of CFA II; that he is authorized to execute the Application pursuant to the terms of CFA II’s operating agreement, and that all actions by members, directors or other bodies necessary to authorize the deponent to execute and file the Application have been taken.

In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants listed below, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of such Applicants; that he is authorized to execute the Application pursuant to the terms of such Applicant’s operating agreement, management agreement or otherwise, and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken:

KAM Advisors LLC

KKR Credit Advisors (Ireland)

KKR Credit Advisors (UK) LLP

MerchCap Solutions LLC

MCS Capital Markets LLC

KKR Financial CLO 2011-1, LTD.

KKR Financial CLO 2012-1, LTD.

KKR Financial CLO 2013-1, LTD.

KKR Financial CLO 2013-2, LTD.

KKR Financial CLO Holdings LLC

KKR CLO 9 LTD.

KKR CLO 10 LTD.

KKR Lending Partners L.P.

KKR Lending Partners II L.P.

KKR Lending Partners Europe L.P.

KKR Lending Partners Funding LLC

KKR Lending Partners Funding II LLC

KKR Lending Partners Funding III LLC

KKR LP II Funding US LLC

KKR-VRS Credit Partners L.P.

KKR Special Situations (Domestic) Fund L.P.

KKR Special Situations (Offshore) Fund L.P.

KKR Special Situations (Domestic) Fund II L.P.

KKR Special Situations (Offshore) Fund II L.P.

KKR Special Situations (EEA) Fund II L.P.

KKR Strategic Capital Institutional Fund LTD.

KKR Strategic Capital Overseas Fund Ltd.

KKR-CDP Partners L.P.

KKR-PBPR Capital Partners L.P.

KKR Credit Select (Domestic) Fund L.P.

KKR Credit Select Funding LLC

In accordance with Rule 0-2(c)(2) under the 1940 Act, the authorizations described in the original application for the Prior Order are applicable to each person who is executing this Application for the Order on behalf of Applicants named in the application for the Prior Order, and such authorizations remain in effect.

Applicants have caused this Application to be duly signed on their behalf on the 29th day of May, 2015.

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Steven Shackelford
Name:	Steven Shackelford
Title:	Chief Financial Officer

CORPORATE CAPITAL TRUST II

By:	/s/ Steven Shackelford
Name:	Steven Shackelford
Title:	Chief Financial Officer

CNL FUND ADVISORS COMPANY

By:	/s/ Steven Shackelford
Name:	Steven Shackelford
Title:	President and Chief Financial

CNL FUND ADVISORS COMPANY II, LLC

By:	/s/ Steven Shackelford
Name:	Steven Shackelford
Title:	President and Chief Financial Officer

KKR Credit ADVISORS (US) LLC
KKR ASSET MANAGEMENT LTD.
KKR CS ADVISORS I LLC
KKR FI ADVISORS LLC
KKR FI ADVISORS IV LLC
KKR FI ADVISORS CAYMAN LTD.
KKR FINANCIAL ADVISORS LLC
KKR FINANCIAL ADVISORS II LLC
KKR MEZZANINE I ADVISORS LLC
KAM Advisors LLC
KKR DEBT INVESTORS II (2006) IRELAND LP
KKR DI 2006 LP
8 CAPITAL PARTNERS L.P.
KKR FINANCIAL CLO 2005-1, LTD.
KKR FINANCIAL CLO 2005-2, LTD.
KKR FINANCIAL CLO 2006-1, LTD.
KKR FINANCIAL CLO 2007-1, LTD.
KKR FINANCIAL CLO 2007-A, LTD.
KKR FINANCIAL CLO 2009-1, LTD.
KKR Financial CLO 2011-1, LTD.
KKR Financial CLO 2012-1, LTD.
KKR Financial CLO 2013-1, LTD.
KKR Financial CLO 2013-2, LTD.
KKR Financial CLO Holdings LLC
KKR CLO 9 LTD.
KKR CLO 10 LTD.
KKR FINANCIAL HOLDINGS, INC.
KKR FINANCIAL HOLDINGS, LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS IV, LLC
KKR CORPORATE CREDIT PARTNERS L.P.
KKR MEZZANINE GP LLC
KKR ASSOCIATES MEZZANINE I L.P.
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR TRS HOLDINGS, LTD.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-MILTON CAPITAL PARTNERS L.P.

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

KOHLBERG KRAVIS ROBERTS & CO. L.P.
KKR CS III LIMITED
KKR ASSOCIATES CS III L.P.
KKR CS II LIMITED
KKR ASSOCIATES CS II L.P.
KKR CS I LIMITED
KKR ASSOCIATES CS I L.P.
KKR-MILTON CO-INVESTMENTS L.P.
KKR Lending Partners L.P.
KKR Lending Partners II L.P.
KKR Lending Partners Europe L.P.
KKR Lending Partners Funding LLC
KKR Lending Partners Funding II LLC
KKR Lending Partners Funding III LLC
KKR LP II Funding US LLC
KKR-VRS Credit Partners L.P.
KKR Special Situations (Domestic) Fund L.P.
KKR Special Situations (Offshore) Fund L.P.
KKR Special Situations (Domestic) Fund II L.P.
KKR Special Situations (Offshore) Fund II L.P.
KKR Special Situations (EEA) Fund II L.P.
KKR Strategic Capital Institutional Fund LTD.
KKR Strategic Capital Overseas Fund Ltd.
KKR-CDP Partners L.P.
KKR-PBPR Capital Partners L.P.
KKR Credit Select (Domestic) Fund L.P.
KKR Credit Select Funding LLC

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Authorized Signatory

KKR Capital Markets Holdings L.P.
KKR Capital Markets LLC
KKR Corporate Lending LLC
KKR Corporate Lending (UK) LLC
MerchCap Solutions LLC
MCS Capital Markets LLC

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

KKR CAPITAL MARKETS LIMITED
kkr corporate lending (cayman)
limited

By:	/s/ John Empson
Name:	John Empson
Title:	Director

KKR CAPITAL MARKETS ASIA LIMITED

By:	/s/ Rex Chung
Name:	Rex Chung
Title:	Director

KKR Credit advisors (ireland)
KKR Credit advisors (UK) LLP

By:	/s/ Michael Gilleran
Name:	Michael Gilleran
Title:	Authorized Signatory

KKR INCOME OPPORTUNITIES FUND

By:	/s/ Nicole Macarchuk
Name:	Nicole Macarchuk
Title:	Secretary and Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Corporate Capital Trust, Inc., that he is the Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Corporate capital trust, inc.

By:	/s/ Steven Shackelford
Name:	Steven Shackelford
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Corporate Capital Trust II, that he is the Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Corporate capital trust II

By:	/s/ Steven Shackelford
Name:	Steven Shackelford
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of KKR Income Opportunities Fund, that she is the Secretary and Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

KKR INCOME OPPORTUNITIES FUND

By:	/s/ Nicole Macarchuk
Name:	Nicole Macarchuk
Title:	Secretary and Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Fund Advisors Company, that he is the President and Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL FUND ADVISORS COMPANY

By:	/s/ Steven Shackelford
Name:	Steven Shackelford
Title:	President and Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Fund Advisors Company II, LLC, that he is the President and Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL FUND ADVISORS COMPANY II, LLC

By:	/s/ Steven Shackelford
Name:	Steven Shackelford
Title:	President and Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Credit Advisors (US) LLC, KKR Asset Management LTD., KKR CS Advisors I LLC, KKR FI Advisors LLC, KKR FI Advisors IV LLC, KKR FI Advisors Cayman LTD., KKR Financial Advisors LLC, KKR Financial Advisors II LLC, KKR Mezzanine I Advisors LLC, KAM Advisors LLC, KKR Debt Investors II (2006) Ireland LP, KKR DI 2006 LP, 8 Capital Partners L.P., KKR Financial CLO 2005-1, LTD., KKR Financial CLO 2005-2, LTD., KKR Financial CLO 2006-1, LTD., KKR Financial CLO 2007-1, LTD., KKR Financial CLO 2007-A, LTD., KKR Financial CLO 2009-1, LTD., KKR Financial CLO 2011-1, LTD., KKR Financial CLO 2012-1, LTD., KKR Financial CLO 2013-1, LTD., KKR Financial CLO 2013-2, LTD., KKR Financial CLO Holdings LLC, KKR CLO 9 LTD., KKR CLO 10 LTD., KKR Financial Holdings, Inc., KKR Financial Holdings, LTD., KKR Financial Holdings LLC, KKR Financial Holdings II, LLC, KKR Financial Holdings III, LLC, KKR Financial Holdings IV, LLC, KKR Corporate Credit Partners L.P., KKR Mezzanine GP LLC, KKR Associates Mezzanine I L.P., KKR Mezzanine Partners I L.P., KKR Mezzanine Partners I Side-By-Side L.P., KKR TRS Holdings, LTD., KKR- Keats Capital Partners L.P. and KKR-Milton Capital Partners L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CREDIT ADVISORS (US) LLC
KKR ASSET MANAGEMENT LTD.
KKR CS ADVISORS I LLC
KKR FI ADVISORS LLC
KKR FI ADVISORS IV LLC
KKR FI ADVISORS CAYMAN LTD.
KKR FINANCIAL ADVISORS LLC
KKR FINANCIAL ADVISORS II LLC
KKR MEZZANINE I ADVISORS LLC
KAM ADVISORS LLC
KKR DEBT INVESTORS II (2006) IRELAND LP
KKR DI 2006 LP
8 CAPITAL PARTNERS L.P.
KKR FINANCIAL CLO 2005-1, LTD.
KKR FINANCIAL CLO 2005-2, LTD.
KKR FINANCIAL CLO 2006-1, LTD.
KKR FINANCIAL CLO 2007-1, LTD.
KKR FINANCIAL CLO 2007-A, LTD.
KKR FINANCIAL CLO 2009-1, LTD.
KKR FINANCIAL CLO 2011-1, LTD.
KKR FINANCIAL CLO 2012-1, LTD.
KKR FINANCIAL CLO 2013-1, LTD.

KKR FINANCIAL CLO 2013-2, LTD.
KKR FINANCIAL CLO HOLDINGS LLC
KKR CLO 9 LTD.
KKR CLO 10 LTD.
KKR FINANCIAL HOLDINGS, INC.
KKR FINANCIAL HOLDINGS, LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS IV, LLC
KKR CORPORATE CREDIT PARTNERS L.P.
KKR MEZZANINE GP LLC
KKR ASSOCIATES MEZZANINE I L.P.
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR TRS HOLDINGS, LTD.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-MILTON CAPITAL PARTNERS L.P.

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Kohlberg Kravis Roberts & Co. L.P., KKR CS III Limited, KKR Associates CS III L.P., KKR CS II Limited, KKR Associates CS II L.P., KKR CS I Limited, KKR Associates CS I L.P., KKR-Milton Co-Investments L.P., KKR Lending Partners L.P., KKR Lending Partners II L.P., KKR Lending Partners Europe L.P., KKR Lending Partners Funding LLC, KKR Lending Partners Funding II LLC, KKR Lending Partners Funding III LLC, KKR LP II Funding US LLC, KKR-VRS Credit Partners L.P., KKR Special Situations (Domestic) Fund L.P., KKR Special Situations (Offshore) Fund L.P., KKR Special Situations (Domestic) Fund II L.P., KKR Special Situations (Offshore) Fund II L.P., KKR Special Situations (EEA) Fund II L.P., KKR Strategic Capital Institutional Fund LTD., KKR Strategic Capital Overseas Fund Ltd., KKR-CDP Partners L.P., KKR-PBPR Capital Partners L.P., KKR Credit Select (Domestic) Fund L.P. and KKR Credit Select Funding LLC, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KOHLBERG KRAVIS ROBERTS & CO. L.P.
KKR CS III LIMITED
KKR ASSOCIATES CS III L.P.
KKR CS II LIMITED
KKR ASSOCIATES CS II L.P.
KKR CS I LIMITED
KKR ASSOCIATES CS I L.P.
KKR-MILTON CO-INVESTMENTS L.P.
KKR LENDING PARTNERS L.P.
KKR LENDING PARTNERS II L.P.
KKR LENDING PARTNERS EUROPE L.P.
KKR LENDING PARTNERS FUNDING LLC
KKR LENDING PARTNERS FUNDING II LLC
KKR LENDING PARTNERS FUNDING III LLC
KKR LP II FUNDING US LLC
KKR-VRS CREDIT PARTNERS L.P.
KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P.
KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P.
KKR SPECIAL SITUATIONS (DOMESTIC) FUND II L.P.
KKR SPECIAL SITUATIONS (OFFSHORE) FUND II L.P.
KKR SPECIAL SITUATIONS (EEA) FUND II L.P.

KKR STRATEGIC CAPITAL INSTITUTIONAL FUND LTD.
KKR STRATEGIC CAPITAL OVERSEAS FUND LTD.
KKR-CDP PARTNERS L.P.
KKR-PBPR CAPITAL PARTNERS L.P.
KKR CREDIT SELECT (DOMESTIC) FUND L.P.
KKR CREDIT SELECT FUNDING LLC

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Holdings L.P., KKR Capital Markets LLC, KKR Corporate Lending LLC, KKR Corporate Lending (UK) LLC, MerchCap Solutions LLC and MCS Capital Markets LLC, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Capital Markets Holdings L.P.
KKR Capital Markets LLC
KKR Corporate Lending LLC
KKR Corporate Lending (UK) LLC
merchcap solutions llc
mcs capital markets llc

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Limited and KKR Corporate Lending (Cayman) Limited, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Capital Markets Limited
kkr corporate lending (cayman) limited

By:	/s/ John Empson
Name:	John Empson
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Asia Limited, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Capital Markets Asia Limited

By:	/s/ Rex Chung
Name:	Rex Chung
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Credit Advisors (Ireland) and KKR Credit Advisors (UK) LLP, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Credit advisors (ireland)
KKR credit advisors (UK) LLP

By:	/s/ Michael Gilleran
Name:	Michael Gilleran
Title:	Authorized Signatory

SCHEDULE A

KKR Credit Advisors (US) LLC Affiliated Advisers

KKR Asset Management LTD.

KKR CS Advisors I LLC

KKR FI Advisors LLC

KKR FI Advisors IV LLC

KKR FI Advisors Cayman LTD.

KKR Financial Advisors LLC

KKR Financial Advisors II LLC

KKR Mezzanine I Advisors LLC

KAM Advisors LLC

KKR & Co. Affiliated Advisers

KKR CS III Limited

KKR Associates CS III L.P.

KKR Mezzanine GP LLC

KKR Associates Mezzanine I L.P.

KKR CS II Limited

KKR Associates CS II L.P.

KKR CS I Limited

KKR Associates CS I L.P.

KKR Credit Advisors (Ireland)

KKR Credit Advisors (UK) LLP

KCM Companies

KKR Capital Markets Holdings L.P.

KKR Capital Markets LLC

KKR Capital Markets Limited

KKR Capital Markets Asia Limited

KKR Corporate Lending LLC

KKR Corporate Lending (Cayman) Limited

KKR Corporate Lending (UK) LLC

MerchCap Solutions LLC

MCS Capital Markets LLC

Existing Affiliated Investors

KKR Debt Investors II (2006) Ireland LP

KKR DI 2006 LP

8 Capital Partners L.P.

KKR Financial CLO 2005-1, LTD.

KKR Financial CLO 2005-2, LTD.

KKR Financial CLO 2006-1, LTD.

Schedule A-1

KKR Financial CLO 2007-1, LTD.

KKR Financial CLO 2007-A, LTD.

KKR Financial CLO 2009-1, LTD.

KKR Financial CLO 2011-1, LTD.

KKR Financial CLO 2012-1, LTD.

KKR Financial CLO 2013-1, LTD.

KKR Financial CLO 2013-2, LTD.

KKR Financial CLO Holdings LLC

KKR CLO 9 LTD.

KKR CLO 10 LTD.

KKR Financial Holdings, Inc.

KKR Financial Holdings, LTD.

KKR Financial Holdings LLC

KKR Financial Holdings II, LLC

KKR Financial Holdings III, LLC

KKR Financial Holdings IV, LLC

KKR Corporate Credit Partners L.P.

KKR Mezzanine Partners I L.P.

KKR Mezzanine Partners I Side-by-Side L.P.

KKR TRS Holdings, LTD.

KKR-Keats Capital Partners L.P.

KKR-Milton Capital Partners L.P.

KKR-Milton Co-Investments L.P.

KKR Lending Partners L.P.

KKR Lending Partners II L.P.

KKR Lending Partners Europe L.P.

KKR Lending Partners Funding LLC

KKR Lending Partners Funding II LLC

KKR Lending Partners Funding III LLC

KKR LP II Funding US LLC

KKR-VRS Credit Partners L.P.

KKR Special Situations (Domestic) Fund L.P.

KKR Special Situations (Offshore) Fund L.P.

KKR Special Situations (Domestic) Fund II L.P.

KKR Special Situations (Offshore) Fund II L.P.

KKR Special Situations (EEA) Fund II L.P.

KKR Strategic Capital Institutional Fund LTD.

KKR Strategic Capital Overseas Fund Ltd.

KKR-CDP Partners L.P.

KKR-PBPR Capital Partners L.P.

KKR Credit Select (Domestic) Fund L.P.

KKR Credit Select Funding LLC

Schedule AB-2

Exhibit A

Resolutions of the Board of Trustees of

Corporate Capital Trust II

WHEREAS, the Board deems it advisable and in the best interest of Corporate Capital Trust II (the “Trust”) to file with the Securities and Exchange Commission (the “Commission”) an application for an amended order pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Trust with certain entities which may be deemed to be “affiliates” of the Trust pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections17(d) and 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Trust be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Trust to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

Exhibit A-1

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to perform all of the agreements and obligations of the Trust in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Trust thereof.

Exhibit A-2

Exhibit B

Resolutions of the Board of Trustees of

KKR Income Opportunities Fund

WHEREAS, the Board of Trustees (the “Board”) of KKR Income Opportunities Fund (the “Fund”) deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Fund be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and further

RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Fund to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and further

Exhibit B-1

RESOLVED, that the Officers be, and each of them hereby is, authorized, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Exhibit B-2